LAW OFFICE OF MICHAEL J. TAUGER

5445 DTC Parkway, Suite 520

Greenwood Village, Colorado 80111

Telephone: (303) 713-0363

Facsimile: (720) 489-1587

E-Mail: mjt@taugerlaw.com

June 25, 2008

Katherine Wray

Division of Corporation Finance

United States Securities and Exchange Commission

Mail Stop 7010

Washington, DC 20549

Re:	Omega United, Inc.
Preliminary Proxy Statement filed on Schedule 14A
Filed June 12, 2008
File No. 000-52137

Dear Ms. Wray,

In response to the Staff’s comment letter to us dated June 20, 2008, we are filing herewith Amendment Number 1 to the Preliminary Proxy Statement of Omega United, Inc. (the “Company”). Also, attached is a “redlined” copy of the revised Preliminary Proxy Statement to expedite your review. We will respond to the Staff’s comments using the same paragraph numbers as contained in the Staff’s comment letter to us.

1.             The Company has provided on the form of the Proxy a means whereby a shareholder may specify by boxes a choice between approval, disapproval of, or abstention with respect to each separate proposed change to the Articles of Incorporation.  Further, the Company has disclosed in the Proxy Statement prior to a discussion of the proposals and also as the second paragraph of Proposal 2 that each of the proposed changes to the Company’s Articles of Incorporation will be voted upon separately and are not conditioned upon the approval of each separate proposed change or approval of all of the proposed changes to its Articles of Incorporation.

2.             The Company discloses the purpose and effect on the shareholders of each of the proposed charter amendments and explains what each of proposed Articles III, IV and V provides and the effects of the proposal to require a supermajority vote in certain instances under a new subheading in Proposal 2 entitled “Effect of Proposed Amendment Regarding Articles III, IV and V of our Proposed Amended and Restated Articles of Incorporation.”

3.             The Company discusses the possible anti-takeover effects of the proposals to amend it charter under a new subheading in Proposal 2 entitled “Anti-Takeover Effect of the Proposed Amendments to our Articles of Incorporation” which is also referenced in the Proxy Statement as the last item prior to the proposals.

4.             There are no grants of awards that are contemplated to be made under the proposed 2008 Omnibus Equity Incentive Compensation Plan and this is disclosed at the end of the first paragraph of Proposal 3.

If you have any questions or comments regarding the above or additional comments regarding the Preliminary Proxy Statement, please do not hesitate to contact us.

Very truly yours,

Michael J. Tauger

cc:	Albert P. Hernandez, CEO
Omega United, Inc.